October 24, 2017

Mr. Terry French

Mr. Charles Eastman

Ms. Celeste M. Murphy

Mr. Larry Spirgel

Mr. Joshua Shainess

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Mail Stop 7010

Washington, DC 20549

U.S.A.

Re:                 iKang Healthcare Group, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2017

Filed August 15, 2017

File No. 001-36765

Dear Mr. French, Mr. Eastman, Ms. Murphy, Mr. Spirgel and Mr. Shainess,

We provide the following responses to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated September 28, 2017 with respect to the Form 20-F for the fiscal year ended March 31, 2017 of iKang Healthcare Group, Inc. (the “Company”), which was filed on August 15, 2017 (the “2016 20-F”). For your convenience, the bold paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

The Company respectfully advises the Staff that after all of the Staff’s comments on the 2016 Form 20-F are fully addressed and cleared, it will file an amendment to the 2016 Form 20-F to include the revisions proposed in its responses to the Staff’s comments with the relevant factual disclosures to be adapted as necessary.

Risk Factors, page 5

1.              We note your risk factor disclosure on page 7 concerning your proposed going-private transaction and that the announcement and pendency of the transaction could adversely affect your business, results of operations, and financial condition. Please expand your disclosure to quantify the costs, expenses, and fees you have incurred in connection with the pending transaction. Similarly, discuss whether and to what extent the price of your ADSs has declined as a result of the pendency of the going-private transaction in your risk factor on page 30.

The Company supplementally advises the Staff that, in the fiscal year ended March 31, 2017 (“fiscal 2016”), the Company incurred special committee fees and legal fees in connection with the proposed going-private transaction in an aggregate amount of less than US$3.0 million, representing less than 2.0% of its total operating expenses and 1.0% of its total net revenues, respectively. The Company respectfully advises the Staff that it does not believe that it is necessary to disclose this amount in its 2016 20-F because (i) this amount is not material to the Company’s results of operations, and (ii) the amounts of costs, expenses and fees incurred in a going-private transaction are usually not disclosed by other companies which engage in similar transactions when such transactions remain pending.

The Company respectfully advises the Staff that it believes the prices of its ADSs can be affected by various factors, including, among others, the Company’s operating results and the overall capital markets conditions. In the risk factor on page 30 of the 2016 20-F, the Company has disclosed the factors which the Company believes may cause fluctuations in its stock price. The Company believes that there is no clear indication of a cause-effect relationship between the prices of its ADSs and the proposed going-private transaction. As a result, the Company is of the view that discussing whether and to what extent the price of the Company’s ADSs has been affected as a result of the pendency of the going-private transaction can be inaccurate and misleading.

Proposed Going-private Transaction, page 35

2.              With respect to your disclosure that your special committee is currently in the process of considering the proposal from Yunfeng Capital as well as various strategic alternatives, provide additional details about where the special committee stands in this process and what strategic alternatives the committee is considering. Also, consider disclosing the committee’s planned timeline and whether certain factors are delaying a decision on the proposal.

In response to the Staff’s comment, the Company will revise and add the disclosure on page 36 (“Item 4.A. History and Development of the Company — Proposed Going-private Transaction”) as follows (the revised portions are in italics and underlined):

“On June 8, 2016, the special committee of independent directors was also notified that Meinian determined to withdraw from the Meinian Buyer Group and determined that it would not submit a binding offer for a going private transaction involving our company. We understand that Meinian publicly announced, on June 8, 2016, that it was withdrawing from the Meinian Buyer Group and that the Meinian Buyer Group would not submit a binding offer for a going private transaction involving our company.

The special committee of independent directors is continuing to consider and evaluate the going-private proposal from Yunfeng Capital.  The special committee and Yunfeng Capital have exchanged numerous written and verbal communications regarding the proposed going-private transaction over the course of the last several months and the special committee is continuing to negotiate the potential terms of a going-private transaction with Yunfeng Capital.  In addition, representatives of Yunfeng Capital are engaged in ongoing discussions with the special committee and our significant shareholders, whose support would be required for Yunfeng Capital to obtain the requisite shareholders’ approval for any proposed going-private transaction involving our company, with respect to, among other matters, the potential terms of possible voting arrangements pursuant to which such significant shareholders would agree to vote their shares in favor of the proposed going-private transaction with Yunfeng Capital. However, no decisions have been made by the special committee with respect to any potential going-private transaction and there can be no assurance that the special committee and Yunfeng Capital will reach agreement regarding the terms of a potential going-private transaction or that any such transaction will be approved or consummated.

If completed, the going-private transaction will result in us becoming a privately-held company and our ADSs will no longer be listed on the NASDAQ. See “Item 3.D. Risk Factors — Risks Related to Our Business — The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.”

However, the Company respectfully advises the Staff that it does not believe disclosing the special committee’s planned timeline for negotiation with Yunfeng Capital in the 2016 20-F would be appropriate for the following reasons:

•                  In going-private transactions, the timeline set forth by a special committee when it is in the process of evaluating and negotiating the going-private proposal is usually not disclosed to the public because such timeline is subject to many conditions and may change based on circumstances in the evaluation and negotiation process.

•                  The Company believes that not disclosing the special committee’s planned timeline can offer the special committee more leverage and flexibility in negotiating the terms of the going-private transaction and the disclosure about the planned timeline may affect the negotiations.

The Company respectfully advises the Staff that it will promptly disclose the status when the special committee concludes material developments with Yunfeng Capital.

Should you have any questions regarding the foregoing or require additional information, please contact me at fax number (86-10) 5320-6689 or email address luke.chen@ikang.com, or Mr. Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com.

Sincerely,

By:	/s/ Yang Chen
Name: Yang Chen
Title: Chief Financial Officer

Cc: Li He, Davis Polk & Wardwell LLP